Confidential Treatment Requested by eHealth, Inc.

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

155 CONSTITUTION DRIVE

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 321-2400        FACSIMILE: (650) 321-2800

October 2, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler and Gregory S. Belliston

Re:	eHealth, Inc.
Registration Statement on Form S-1
File No. 333-133526

Dear Mr. Riedler and Mr. Belliston:

On behalf of eHealth, Inc. (the “Company”) and as a follow up to a telephone conversation with Mr. Belliston on September 28, 2006, this letter responds to the comments set forth in the letter to the Company dated September 26, 2006 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the September 26, 2006 letter in italicized print, and the Company’s responses are provided below each comment.

Form S-1

Any legal liability, regulatory penalties, or negative publicity . . . , page 17

1.	Please state the amount of the fines Washington and Arkansas are attempting to charge you. If you do not yet know, state the maximum amount allowed by law for the alleged violation.

RESPONSE TO COMMENT 1:

***

Confidential material redacted and filed separately with the Commission.

Jeffrey Riedler and Gregory Belliston
October 2, 2006	Confidential Treatment Requested by eHealth, Inc.

Exhibit 5.1

2.	Rather than referring to “proceedings being taken or contemplated by us . . . to be taken,” counsel should specifically identify the proceedings. If this phrase refers to the sale of the securities as outlined in the registration statement, counsel should state that fact.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, counsel will revise the opinion to remove the reference to “proceedings being taken or contemplated by us . . . to be taken” to instead refer to the proceedings being taken or contemplated to be taken prior to the sale of securities in the manner described in the Registration Statement. The Company will file the revised opinion with a pre-effective amendment to the Company’s Registration Statement.

3.	Counsel bases the opinion, in part, on the “completion of proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required.” Counsel should remove this language from the opinion, as it assumes away the issue being opined upon.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, counsel will revise the opinion to remove the reference to the “completion of proceedings being taken in order to permit such transactions to be carried out in accordance with the securities laws of the various states where required.” The Company will file the revised opinion with a pre-effective amendment to the Company’s Registration Statement.

Jeffrey Riedler and Gregory Belliston
October 2, 2006	Confidential Treatment Requested by eHealth, Inc.

* * * * *

Please do not hesitate to contact me at (650) 463-5244 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Bennett L. Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

cc:	Gary L. Lauer, eHealth, Inc.

Bruce A. Telkamp, eHealth, Inc.

Scott Giesler, eHealth, Inc.

Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati

Caine T. Moss, Wilson Sonsini Goodrich & Rosati